EX-FILING FEES
Exhibit 107

Calculation of Filing Fee Table

Form F-1
(Form Type)

Evogene Ltd.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered(1)	Proposed Maximum Offering Price Per Security	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Newly Registered Securities
Fees to Be Paid	Equity	Ordinary Shares, par value NIS 0.20 per share	Other (Rule 457(c))	3,384,616(2)	$2.865(3)	$9,696,924.84	.0001476	$1,431.27
Fees Previously Paid	—	—	—	—	—	—		—
	Total Offering Amounts					$9,696,924.84		$1,431.27
	Total Fees Previously Paid							—
	Total Fee Offsets							—
	Net Fee Due							$1,431.27

(1)
The ordinary shares, par value NIS 0.20 per share (“ordinary shares”) of Evogene Ltd. (“Evogene” or the “Company”) being registered hereunder are being registered for sale by the selling shareholder named in the prospectus. In accordance with Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), the Registration Statement for which this filing fee table serves as an exhibit also covers an indeterminate number of additional ordinary shares as may be issuable as a result of share splits, share dividends or similar transactions.

(2)
Consists of 3,384,616 ordinary shares underlying ordinary warrants (the “ordinary warrants”), consisting of 1,692,308 ordinary shares underlying Series A ordinary warrants and 1,692,308 ordinary shares underlying Series B ordinary warrants, which were sold by the Company to the selling shareholder pursuant to a Securities Purchase Agreement, dated as of August 23, 2024, by and between the Company and the selling shareholder.

(3)
Estimated solely for purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act based on the average of the high ($3.01) and low ($2.72) sales prices of the ordinary shares on the Nasdaq Capital Market on September 16, 2024.